Exhibit 99.1

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  (905) 726-2462
Fax:  (905) 726-7164

Magna and Sberbank offer selected as the preferred solution for Opel

    AURORA, ON, and MOSCOW, Russia, Sept. 10 /CNW/ - Magna International Inc. ("Magna") (TSX: MG.A, NYSE: MGA) and Savings Bank of the Russian Federation ("Sberbank") (RTS: SBER, MICEX: SBER03) today announced that their joint offer to acquire a 55% interest in Adam Opel GmbH ("Opel") has been selected by both General Motors Company ("GM") and the Opel Trust as the preferred solution to address the future of Opel. Under the offer, the acquired 55% interest in Opel would be owned 50:50 by a Magna/Sberbank consortium ("Consortium") with GM retaining a 35% interest and Opel employees acquiring 10% as part of a new labour framework. The offer contemplates a total equity investment by the Consortium of Euro 500 million over time.
    "The Consortium is pleased that its plan for Opel has satisfied General Motors. Together with General Motors, Opel employees and Opel dealers, the Consortium will now work hard to lead Opel into a successful future," said Siegfried Wolf, Magna's Co-Chief Executive Officer and Herman Gref, Chairman of the Board and Chief Executive Officer of Sberbank. "Additionally, the Consortium is grateful to General Motors for the constructive atmosphere during the negotiations and to those parties which have provided their support for the Consortium's business plan, including in particular the German government."
    Added Frank Stronach, Magna's Chairman, "Upon the successful completion of the acquisition Magna will put in place appropriate "firewalls" in order to ensure a complete separation between its current auto parts business and Opel so that the confidential and proprietary information of its customers is fully protected."
    Completion of the purchase remains subject to finalization of definitive agreements and other conditions, including government-backed financing and regulatory approvals.

    MAGNA FORWARD-LOOKING STATEMENTS
    --------------------------------

    This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, including, without limitation: the potential for an extended global recession, including its impact on our liquidity; the persistence of low production volumes and sales levels; restructuring of the global automotive industry and the impact on the financial condition and credit worthiness of some of our OEM customers, including the potential that such customers may not make, or may seek to delay or reduce, payments owed to us; the financial distress of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; restructuring and/or downsizing costs related to the rationalization of some of our operations; impairment charges; shifts in technology; our ability to successfully grow our sales to non-traditional customers; a reduction in the production volumes of certain vehicles, such as certain light trucks; our dependence on outsourcing by our customers; risks of conducting business in foreign countries, including Russia, India and China; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; the termination or non-renewal by our customers of any material contracts; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; our proposed purchase of an equity stake in Opel and the potential impact of an ownership stake in an OEM; the continued exertion of pricing pressures by our customers and our ability to offset price concessions demanded by our customers; the impact of government financial intervention in the automotive industry; disruptions in the capital and credit markets; warranty and recall costs; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

    Magna International Inc. is the most diversified global automotive supplier. Magna designs, develops and manufactures technologically advanced systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. The company's capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; power train systems; roof systems; as well as complete vehicle engineering and assembly.
    Magna has approximately 71,000 employees in 247 manufacturing operations and 86 product development, engineering and sales centres in 25 countries.
    www.magna.com

    Sberbank (Savings Bank of the Russian Federation) is the largest Bank in Russia, Central and Eastern Europe, with about 30% of the total assets of the Russian banking system and around 260 000 employees. The Central Bank of the Russian Federation is the founder and the majority shareholder of Sberbank (over 60% of the voting shares), with the rest of the shares dispersed among more than 200 thousand individuals and legal entities. The Bank has the most ramified branch network in Russia: 17 Regional Head Offices, over 20 thousand branches and banking outlets, as well as subsidiaries in Kazakhstan and Ukraine. The Bank holds the General License No. 1481, issued by the Central Bank of the Russian Federation.
    www.sberbank.ru


For further information:
Magna International Inc., Vincent J. Galifi,
Executive Vice-President and Chief Financial Officer, (905) 726-7100; Sberbank, Anton Karamzin, Deputy Chairman of the Board and Chief Financial Officer, + 7 (495) 957-5721, media@sbrf.ru